UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(AMENDMENT NO. 3)

(Check One)

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended                     Commission file number:

ALAMOS GOLD INC.

(Exact name of registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

2200-130 Adelaide Street West

Toronto, Ontario, Canada, M5H 3P5

(416) 368-9932

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Torys LLP

1114 Avenue of the Americas

23rd Floor

New York, New York 10036

Attention: Mile T. Kurta

(212) 880-6000

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name Of Exchange On Which Registered
Common Shares, Without Par Value	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common Shares, Without Par Value

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐    No   ☒

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☐    No   ☐

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment No. 3”) to the Registration Statement on Form 40-F filed on January 15, 2013 (as amended, the “Registration Statement”) by Alamos Gold Inc. (“Alamos” or the “Registrant”) amends and supplements the Registration Statement. Alamos is filing this Amendment No. 3 for the sole purpose of incorporating by reference its news release dated January 21, 2013 as an exhibit to the Registration Statement. Except as specifically provided herein, this Amendment No. 3 does not modify or supplement any of the information previously reported in the Registration Statement.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, Alamos hereby incorporates by reference Exhibit 172 as set forth in the Exhibit Index attached hereto.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process.

(1)	Concurrently with the filing of the Registration Statement, the Registrant filed a Form F-X with the Commission.

(2)	Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 22, 2013	ALAMOS GOLD INC.

	By:	/s/ Matthew Howorth
Name: Matthew Howorth
Title: Vice-President, Legal

EXHIBIT INDEX

Exhibit	Description

Annual Information

99.1	Annual Information Form, dated March 29, 2012, for the Year Ended December 31, 2011*
99.2	Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2011*
99.3	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2011, including Consolidated Statements of Financial Position as at December 31, 2011, December 31, 2010 and January 1, 2010 and Consolidated Statements of Comprehensive Income and Changes in Equity and Cash Flows for the Years Ended December 31, 2011 and December 31, 2010 and Related Notes, together with the Auditors’ Report thereon, contained therein*
99.4	Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2010*
99.5	Annual Information Form for the Year Ended December 31, 2010*
99.6	Annual Audited Consolidated Financial Statements for the Years Ended December 31, 2010 and December 31, 2009*

Quarterly Information

99.7	Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2012, together with the Notes thereto*
99.8	Management’s Discussion and Analysis for the Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2012*
99.9	Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2012*
99.10	Management’s Discussion and Analysis for the Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2012*
99.11	Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2012*
99.12	Management’s Discussion and Analysis for the Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2012*
99.13	Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2011*
99.14	Management’s Discussion and Analysis for the Unaudited Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2011*
99.15	Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2011*
99.16	Management’s Discussion and Analysis for the Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2011*
99.17	Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2011 (amended)*
99.18	Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2011*
99.19	Management’s Discussion and Analysis for the Unaudited Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2011*

Shareholder Meeting Materials

99.20	Form of Proxy for Annual and Special General Meeting held on May 31, 2012*
99.21	Amended Report of Voting Results from Annual and Special General Meeting of Shareholders dated June 7, 2012*
99.22	Report of Voting Results from Annual and Special General Meeting of Shareholders on May 31, 2012 dated June 1, 2012*
99.23	Notice of Annual and Special General Meeting of Shareholders dated April 26, 2012*
99.24	Management Information Circular, dated April 26, 2012, in connection with the Annual Meeting of Shareholders Held on May 31, 2012*
99.25	Notice of Annual General and Special Meeting and Record Date dated February 29, 2012*
99.26	Report of Voting Results from Annual and Special General Meeting of Shareholders dated June 6, 2011*
99.27	Form of Proxy for Annual and Special General Meeting held on June 2, 2011*
99.28	Notice of Annual and Special General Meeting of Shareholders dated May 9, 2011*
99.29	Financial Statements Request Form filed May 9, 2011*
99.30	Management Information Circular dated April 29, 2011*
99.31	Notice of Annual and Special General Meeting (amended) and Record Date dated April 25, 2011*
99.32	Notice of Annual General Meeting and Record Date dated March 23, 2011*

News Releases

99.33	News Release dated January 14, 2013*
99.34	News Release dated January 14, 2013*
99.35	News Release dated January 14, 2013*
99.36	News Release dated January 10, 2013*
99.37	News Release dated January 8, 2013*
99.38	News Release dated December 6, 2012*
99.39	News Release dated October 25, 2012*
99.40	News Release dated October 15, 2012*
99.41	News Release dated September 27, 2012*
99.42	News Release dated September 27, 2012*
99.43	News Release dated July 26, 2012*
99.44	News Release dated July 5, 2012*
99.45	News Release dated June 28, 2012*
99.46	News Release dated June 1, 2012*
99.47	News Release dated June 1, 2012*
99.48	News Release dated May 1, 2012*
99.49	News Release dated April 2, 2012*
99.50	News Release dated March 27, 2012*
99.51	News Release dated February 27, 2012*
99.52	News Release dated February 23, 2012*
99.53	News Release dated January 9, 2012*
99.54	News Release dated January 9, 2012*
99.55	News Release dated November 3, 2011*
99.56	News Release dated October 17, 2011*
99.57	News Release dated October 6, 2011*
99.58	News Release dated September 26, 2011*
99.59	News Release dated September 16, 2011*
99.60	News Release dated September 15, 2011*
99.61	News Release dated August 4, 2011*
99.62	News Release dated July 12, 2011*
99.63	News Release dated July 6, 2011*
99.64	News Release dated June 21, 2011*
99.65	News Release dated June 21, 2011*
99.66	News Release dated June 16, 2011*
99.67	News Release dated June 16, 2011*
99.68	News Release dated June 3, 2011*
99.69	News Release dated June 3, 2011*
99.70	News Release dated June 2, 2011*
99.71	News Release dated May 5, 2011*
99.72	News Release dated April 6, 2011*
99.73	News Release dated March 24, 2011*
99.74	News Release dated March 15, 2011*
99.75	News Release dated March 14, 2011*
99.76	News Release dated February 16, 2011*
99.77	News Release dated February 3, 2011*
99.78	News Release dated January 17, 2011*

Other Material Documents Filed with Canadian Securities Regulators

99.79	Offer and Circular dated January 14, 2013*
99.80	Letter of Transmittal*
99.81	Notice of Guaranteed Delivery*
99.82	Early Warning Report dated January 14, 2013*
99.83	Newspaper Advertisement dated January 14, 2013*
99.84	Share Purchase Agreement, dated January 13, 2013, between Precious Metals and Minerals Fund, Series of USAA Mutual Funds Trust and Alamos Gold Inc.*
99.85	Share Purchase Agreement, dated January 13, 2013, between Dynamic Precious Metals Fund and Dynamic Strategic Gold Class and Alamos Gold Inc.*
99.86	Share Purchase Agreement dated January 11, 2013 between Van Eck Associates Corporation and Alamos Gold Inc.*
99.87	Share Purchase Agreement dated January 10, 2013 between Montrusco Bolton Investments Inc. and Alamos Gold Inc.*
99.88	Certificate of Dawn H. Garcia dated December 21, 2012*
99.89	Certificate of Marc Jutras dated December 21, 2012*
99.90	Certificate of Joseph M. Keane dated December 21, 2012*
99.91	Certificate of Mark A. Odell dated December 21, 2012*
99.92	Certificate of Herbert E. Welhener dated December 21, 2012*
99.93	Certificate of Susan E. Ames dated December 21, 2012*
99.94	Certificate of Kenneth J. Balleweg dated December 21, 2012*
99.95	Certificate of Russell A. Browne dated December 21, 2012*
99.96	Consent of Dawn H. Garcia dated January 14, 2013*
99.97	Consent of Marc Jutras dated January 14, 2013*
99.98	Consent of Joseph M. Keane dated January 14, 2013*
99.99	Consent of Mark A. Odell dated January 14, 2013*
99.100	Consent of Herbert E. Welhener dated January 14, 2013*
99.101	Consent of Susan E. Ames dated January 14, 2013*
99.102	Consent of Kenneth J. Balleweg dated January 14, 2013*
99.103	Consent of Russell A. Browne dated January 14, 2013*
99.104	Consent of Joseph M. Keane*
99.105	Consent of Marc Jutras*
99.106	Consent of Marc A. Jutras*
99.107	Consent of Kenneth J. Balleweg*
99.108	Consent of Herbert E. Welhener*
99.109	Consent of Herbert E. Welhener*
99.110	Consent of Mark A. Odell*
99.111	Consent of Russell A. Browne*
99.112	Consent of Russell A. Browne*
99.113	Consent of Susan E. Ames*
99.114	Consent of Dawn H. Garcia*
99.115	Consent of Carl E. Defilippi*
99.116	Consent of Michal Dobr*
99.117	Consent of Dennis Ferrigno*
99.118	Consent of Allen Ray Anderson*
99.119	Consent of Pedro C. Repetto*
99.120	Technical Report dated December 21, 2012*
99.121	Early Warning Report dated December 9, 2012*
99.122	Early Warning Report dated November 9, 2012*
99.123	Certification of Interim Filings dated October 25, 2012*
99.124	Certification of Interim Filings dated October 25, 2012*
99.125	Early Warning Report dated October 9, 2012*
99.126	Early Warning Report dated August 9, 2012*
99.127	Consents and Certificates of Qualified Persons dated July 20, 2012, July 30, 2012 and July 31, 2012*
99.128	Technical Report dated July 31, 2012*
99.129	Certification of Interim Filings dated July 26, 2012*
99.130	Certification of Interim Filings dated July 26, 2012*
99.131	Certification of Interim Filings dated May 1, 2012*
99.132	Certification of Interim Filings dated May 1, 2012*
99.133	Certification of Annual Filings dated March 30, 2012*
99.134	Certification of Annual Filings dated March 30, 2012*
99.135	Early Warning Report dated March 9, 2012*
99.136	Fee Rule Form 13-502F1 Class 1 Reporting Issuers (Participation Fee) filed February 23, 2012*
99.137	Certification of Interim Filings dated November 3, 2011*
99.138	Certification of Interim Filings dated November 3, 2011*
99.139	Material Change Report (Form 51-102F3) dated November 1, 2011*
99.140	Certification of Interim Filings dated August 24, 2011*
99.141	Certification of Interim Filings dated August 24, 2011*
99.142	Certification of Interim Filings dated August 5, 2011*
99.143	Certification of Interim Filings dated August 5, 2011*
99.144	Material Change Report (Form 51-102F3) dated July 25, 2011*
99.145	Certification of Refiled Interim Filings dated May 24, 2011*
99.146	Certification of Refiled Interim Filings dated May 24, 2011*
99.147	Certification of Interim Filings dated May 5, 2011*
99.148	Certification of Interim Filings dated May 5, 2011*
99.149	Material Change Report (Form 51-102F3) dated May 5, 2011*
99.150	Certification of Annual Filings dated March 30, 2011*
99.151	Certification of Annual Filings dated March 30, 2011*
99.151	Material Change Report (Form 51-102F3) dated March 24, 2011*
99.153	Fee Rule Form 13-502F1 Class 1 Reporting Issuers (Participation Fee) filed March 15, 2011*

Consents

99.154	Consent of Ernst & Young LLP*
99.155	Consent of Joseph M. Keane*
99.156	Consent of Marc Jutras*
99.157	Consent of Marc A. Jutras*
99.158	Consent of Kenneth J. Balleweg*
99.159	Consent of Herbert E. Welhener*
99.160	Consent of Herbert E. Welhener*
99.161	Consent of Mark A. Odell*
99.162	Consent of Russell A. Browne*
99.163	Consent of Russell A. Browne*
99.164	Consent of Susan E. Ames*
99.165	Consent of Dawn H. Garcia*
99.166	Consent of Dennis Ferrigno*
99.167	Consent of Carl E. Defilippi*
99.168	Consent of Pedro C. Repetto*
99.169	Consent of Michal Dobr*
99.170	Consent of Allen Ray Anderson*

Subsequent Materials

99.171	Material Change Report (Form 51-102F3) dated January 17, 2013*
99.172	News Release dated January 21, 2013**

*	Previously filed.

**	Incorporated by reference from Alamos Gold Inc.’s filing pursuant to Rule 425 on January 22, 2013.